

Mail Stop 3561

January 31, 2017

<u>Via E-mail</u>
Timothy K. Flanagan
Chief Financial Officer
Cliffs Natural Resources, Inc.
200 Public Square, Suite 3300
Cleveland, Ohio 44114

> **Re: Cliffs Natural Resources, Inc.**
> **Form 10-K for the Year Ended December 31, 2015**
> **Filed on February 24, 2016**
> **File No. 001-08944**

Dear Mr. Flanagan:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Joel Parker

Joel Parker
Senior Assistant Chief Accountant
Office of Beverages, Apparel and
Mining